EXHIBIT 99.1

 For Immediate Release: NR13-14

Exeter Reports: Drilling Commences at La Buena Project, Mexico

Vancouver, B.C., September 17, 2013 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to report that the first hole of the initial drill program at the La Buena project, Mexico, has commenced. This initial drill program is targeting the Julia zone at La Buena, which hosts a large scale geophysical target, elevated rock geochemistry and prospective geology.

The La Buena property, held under option from San Marco Resources Inc.(SMN:TSXV -“San Marco”), consists of an 8,500 hectare land package located in an active mining region within northern Zacatecas State, Mexico. The property is 5 kilometres (“km”) north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine. The Julia zone has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.

A recently completed property wide 3D IP geophysics program conducted by SJ Geophysics has reconfirmed that the Julia zone is host to the strongest near surface IP chargeability anomaly identified to date. The survey covered an area of over 35 square kilometres (“km2”) on the La Buena property and outlined a series of potentially new areas of mineralization. The program successfully incorporated IP data from 2010 and 2011 with the new 3D IP data to develop a model that provides near surface resolution and additional information about the depth extent of the geophysical anomalies in the area. Work to date indicates that the Julia zone high chargeability anomaly is as close as 75 metres (“m”) to surface and extends beyond 400 m vertically. The zone is also associated with a series of intersecting structures, and coincident elevated surface geochemistry (gold, silver, base metal).

Two areas at the Julia zone have been identified for initial drill testing. The first drill hole is designed to test a coincident chargeability high, low resistivity feature situated within the central region of a higher resistive zone rimming a topographical high feature. The second drill hole planned will target intersecting structural lineaments broadly associated with high chargeability zones. In addition, magnetic data reveals the presence of an elevated magnetic anomaly which appears to surround the central chargeability high. Furthermore, the region to the east of the Julia zone has been identified as having potential for additional drill targets.

The Julia zone geophysics can be viewed by clicking here.

A location map of La Buena and the Julia zone can be viewed by clicking here.

The current 2,500 m drill program underway at La Buena is expected to be completed in Q4/13. Assay results are expected to be released following the completion of a series of drill holes.  Exeter has the option to earn 60% in the La Buena property from San Marco and has committed to first year expenditures of C$1.4 million, which includes the now completed property scale IP geophysics program and the 2,500 m of drilling that is currently underway.  San Marco is responsible for conducting exploration activities. For agreement details see Exeter’s news release dated March 4, 2013.

Matthew Williams, Exeter´s Exploration Manager and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has verified the technical information that forms the basis for this news release.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest known undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche.

The Company currently has cash reserves of C$43 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to potential to establish new opportunities for the advancement of Caspiche, exploration results, timing of exploration and drilling at La Buena, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2012 dated April 1, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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